UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 5)*

                    Under the Securities Exchange Act of 1934


                            Meadow Valley Corporation
                   -------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                    583185103
                                 --------------
                                 (CUSIP Number)

                                 Steven D. Hill
                              4005 Industrial Road
                             Las Vegas, Nevada 89103
                             Telephone 702-893-6557
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 15, 2001
              -----------------------------------------------------
             (Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Steven D. Hill

(2)     Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                    (b)   /x /
(3)     SEC Use Only

(4)     Source of Funds

                OO

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /  /

(6)     Citizenship or Place of Organization

                United States of America

                         (7)     Sole Voting Power
         Number of                   0
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                512,300

           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     0
           With
                         (10)    Shared Dispositive Power
                                  512,300

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  512,300(1)

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                14.4%(2)

(14)    Type of Reporting Person

                IN



--------
(1) Includes 512,200 shares held of record by SSMC. Mr. Hill disclaims any beneficial ownership of such shares.
(2) These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of Issuer's common stock outstanding as of October 31, 2001, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001.

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Silver State Materials Corp.

(2)     Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                    (b)   /x /
(3)     SEC Use Only

(4)     Source of Funds

                OO

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /  /

(6)     Citizenship or Place of Organization

                Nevada

                         (7)     Sole Voting Power
         Number of                   0
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                512,300

           Each
         Reporting       (9)     Sole Dispositive Power
          Person                     0
           With
                         (10)    Shared Dispositive Power
                                  512,300

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  512,300

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                14.4%(1)

(14)    Type of Reporting Person

                CO

-------------
(1) These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of Issuer's common stock outstanding as of October 31, 2001, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001.

(1)     Names and I.R.S. Identification Numbers of Reporting Person

                Cyrus W. Spurlino

(2)     Check the Appropriate Box if a Member of a Group            (a)   /  /
                                                                    (b)   /x /
(3)     SEC Use Only

(4)     Source of Funds

                PF

(5)     Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                                    /  /

(6)     Citizenship or Place of Organization

                United States of America

                         (7)     Sole Voting Power
         Number of                  47,800
          Shares
        Beneficially     (8)     Shared Voting Power
          Owned By                  512,300

           Each
         Reporting       (9)     Sole Dispositive Power
          Person                    47,800
           With
                         (10)    Shared Dispositive Power
                                    512,300

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                  560,100(1)

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  /  /

(13)    Percent of Class Represented by Amount in Row (11)

                15.7%(2)

(14)    Type of Reporting Person

                IN

---------
(1) Includes (a) 47,800 shares held of record by Mr. Spurlino  individually  and
(b) 512,300 shares held of record by SSMC, of which Mr. Spurlino serves as Chairman and Treasurer. Mr. Spurlino disclaims any beneficial ownership of the 512,300 shares of the Issuer held of record by SSMC.
(2) These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of Issuer's common stock outstanding as of October 31, 2001, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001.

Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Meadow Valley Corporation (the "Issuer"), a Nevada corporation. The principal executive offices of the Issuer are located at 4411 South 40th St., Suite D-11 Phoenix, Arizona 85040.


Item 2.  Identity and Background.

         Item 2 is amended and restated in its entirety to read as follows:

         This statement is filed pursuant to Regulation 13D-G of the General Rules and Regulations under the Act, by the following: Steve D. Hill, an individual ("Hill"), Silver State Materials Corp., a Nevada corporation ("SSMC") and Cyrus W. Spurlino, an individual ("Spurlino"). Hill, SSMC and Spurlino are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this Amendment No. 5 to Schedule 13D (this "Amendment") to amend the Schedule 13D of SSMC and Mr. Spurlino as filed with the Securities and Exchange Commission on September 21, 2000 and as amended on December 8, 2000 ("Amendment No. 1"), on December 15, 2000 ("Amendment No. 2"), February 6, 2001 ("Amendment No. 3") and November 15, 2001 ("Amendment No. 4") (together the "Schedule 13D"). This Amendment No. 5 is filed for the purpose of adding Mr. Hill as a Reporting Person because as President of SSMC he may be deemed, pursuant to Rule 13d-3, to be the beneficial owner of the shares held by SSMC. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

         (a) - (c) Mr. Hill. Mr. Hill's business address is 4005 Industrial Road, Las Vegas Nevada 89103. His present principal occupation is serving as President of SSMC. SSMC's principal office is also located at 4005 Industrial Road, Las Vegas Nevada 89103.

         (a) - (c) Mr. Spurlino. Mr. Spurlino's business address is 4005 Industrial Road, Las Vegas Nevada 89103. His present principal occupation is serving as the Chairman and Treasurer of SSMC. SSMC's principal office is also located at 4005 Industrial Road, Las Vegas Nevada 89103.

         (a) - (c) SSMC. SSMC produces and sells Ready-Mixed concrete and sand and gravel products in the Southern Nevada market. SSMC is a Nevada corporation with its principal office located at 4005 Industrial Road, Las Vegas Nevada 89103. Pursuant to Instruction C to Schedule 13D of the Act, other than Messrs. Hill and Spurlino, there are no other directors, executive officers or controlling persons of SSMC.


         (d)-(e) The Reporting Persons. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Persons. Each of the natural persons identified in this Item 2 is a citizen of the United States of America. SSMC is incorporated in the State of Nevada.

Item 3.  Source and Amount of Funds or Other Consideration.

         As originally reported on the Schedule 13D.

Item 4.  Purpose of Transaction.

         As originally reported on the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

        (a)-(b) Aggregate Number and percentage of shares of common stock owned.


                                  Steven D. Hill               SSMC              Cyrus W. Spurlino
                                  ________________       ________________         _______________

                               Presently Owned    %      Presently Owned     %   Presently Owned    %
                               ____________________      _____________________   ______________________

Sole Voting Power                       0        0%               0         0%          47,800     1.3%

Shared Voting Power               512,300     14.4%         512,300      14.4%         512,300   14.4%%

Sole Dispositive Power                  0        0%               0         0%          47,800     1.3%

Shared Dispositive Power          512,300     14.4%         512,300      14.4%         512,300   14.4%%

                              _____________________     ______________________        _________________

Total Beneficial Ownership        512,300     14.4%         512,300      14.4%         560,100    15.7%

         Mr. Hill disclaims beneficial ownership of any shares of the Issuer. However, if the Reporting Persons are deemed to constitute a group by virtue of Messrs. Hill and Spurlino's respective relationships to SSMC, the 560,100 shares of MVC common stock held by the Reporting Persons would represent approximately 15.7% of the total number of outstanding shares of MVC's common stock. Although Mr. Hill and SSMC disclaim beneficial ownership of the shares of MVC's common stock held of record by Mr. Spurlino, Mr. Spurlino will be deemed to beneficially own the shares of MVC's common stock held of record by SSMC since Mr. Spurlino shares voting and dispositive power over those shares.

         These percentages reflect the percentage share ownership with respect to 3,559,938 shares, the number of shares of Issuer's common stock outstanding as of October 31, 2001, as reported by Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2001.

         (c) Not Applicable.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable


Item 7.  Material to be Filed as Exhibits.

         Exhibit A - The Joint Filing Statement pursuant to Rule 13d-1 (k)(1)



                  [Remainder of page left intentionally blank]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED, November 20, 2001


                                                STEVEN D. HILL,
                                                An Individual



                                                By:  /s/ Steven D. Hill
                                                   --------------------------
                                                       Steven D. Hill




                                                SILVER STATE MATERIALS CORP.


                                                By: /s/ Steven D. Hill
                                                   --------------------------
                                                       Steven D. Hill,

                                                Its President.




                                                CYRUS W. SPURLINO
                                                An individual



                                                By:  /s/ Steven D. Hill
                                                   ---------------------------
                                                       Steven D. Hill,
                                                Attorney-in-Fact for
                                                Cyrus W. Spurlino, an
                                                individual(1)


-----------
(1) On December 21, 2000, Cyrus W. Spurlino executed a power of attorney in favor of Steven D. Hill which is attached to SSMC's 13D/A 3 as Exhibit A.

                                    EXHIBIT A


                             JOINT FILING STATEMENT

                          PURSUANT TO RULE 13d-1 (k)(1)


         The undersigned parties hereby consent and agree to file a joint statement on behalf of each of them on Schedule 13D under the Securities Exchange Act of 1934, as amended, with respect to shares of common stock of MEADOW VALLEY CORPORATION which may be deemed to be beneficially owned by them, together with any or all amendments thereto, when and if appropriate. The parties hereto further consent and agree to file this Statement pursuant to Rule 13d-1(k)(iii) as an exhibit to such Schedule 13D, thereby incorporating the same into such Schedule 13D.



Date:

November 20, 2001                               STEVEN D. HILL,
                                                An Individual



                                                By:  /s/ Steven D. Hill
                                                   -------------------------
                                                       Steven D. Hill


November 20, 2001                               SILVER STATE MATERIALS CORP.




                                                By:  /s/ Steven D. Hill
                                                   -------------------------
                                                       Steven D. Hill,
                                                       its President



November 20, 2001                               CYRUS W. SPURLINO
                                                An individual



                                                By:  /s/ Steven D. Hill
                                                   -------------------------
                                                       Steven D. Hill,
                                                Attorney-in-Fact for
                                                Cyrus W. Spurlino, an
                                                individual(1)



-----------
(1) On December 21, 2000, Cyrus W. Spurlino executed a power of attorney in favor of Steven D. Hill which is attached to SSMC's 13D/A 3 as Exhibit A.